

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2023

Ross Durr
Senior Vice President
San Juan Basin Royalty Trust
2200 Post Oak Blvd., Floor 18
Houston, TX 77056

> **Re: San Juan Basin Royalty Trust**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed March 31, 2023**
> **File No. 001-08032**

Dear Ross Durr:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Exhibit 32, page 29

1.   We note that the Section 906 certification filed under Exhibit 32 to Form 10-K for the fiscal year ended December 31, 2022 is not dated. Please file a full amendment with corrected certifications and ensure that the certifications are currently dated and refer to the Form 10-K/A.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction